UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

SHARE INCENTIVE PLAN AMENDMENT

On November 23, 2025, the board of directors of Steakholder Foods Ltd. (the “Company”) completed the increase of the number of ordinary shares reserved for issuance under the Company’s 2022 Share Incentive Plan (the “Plan”) by 1,062,392,000 ordinary shares, currently equivalent to 265,598 ADSs. The increase was approved in accordance with the Plan’s governing documents and applicable corporate procedures, and is intended to ensure sufficient share availability for future equity awards in support of the Company’s compensation and retention objectives. Except as described herein, all other terms of the Plan remain unchanged.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-288621, 333-289323 and 333-291594) and Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010 and 333-286245).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
	Name:	Arik Kaufman
	Title:	Chief Executive Officer

Date: November 24, 2025

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